Exhibit 99.1

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

(Unaudited – Prepared by Management)

June 30, 2023

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Chartered Professional Accountants of Canada for a review of interim financial statements by an entity’s auditor.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in Canadian dollars)

(Unaudited – Prepared by Management)

AS AT,

	Note	June 30, 2023	March 31, 2023

ASSETS

Current assets
Cash		$44,666	$574,587
GST receivable		150,650	132,515
Prepaid expenses and deposits		72,032	56,710
Net investment in sublease	5	16,047	31,537

Total current assets		283,395	795,349

Non-current assets
Prepaid expenses and deposits		21,979	24,404
Long-term investment	4	3,250	2,900
Exploration and evaluation assets	6	12,802,235	12,477,791

Total assets		$13,110,859	$13,300,444

LIABILITIES AND EQUITY

Current liabilities
Accounts payable and accrued liabilities	7, 11	$1,847,967	$1,621,721
Short-term loans payable	8	1,224,562	1,216,715
Lease obligation	5	17,499	34,386
Loan payable	9	40,000	40,000

Total liabilities		3,130,028	2,912,822

Equity
Capital stock	10	26,635,439	26,449,839
Reserves	10	1,822,681	1,806,894
Deficit		(18,477,289)	(17,869,111)

Total equity		9,980,831	10,387,622

Total liabilities and equity		$13,110,859	$13,300,444

Nature and continuance of operations (Note 1)

Contingencies (Note 15)

Approved and authorized on behalf of the Board on August 29, 2023:

“Jason Barnard”	Director	“Andrew Lyons”	Director
Jason Barnard		Andrew Lyons

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Expressed in Canadian dollars)

(Unaudited – Prepared by Management)

FOR THE THREE MONTHS ENDED JUNE 30,

	Note	2023	2022

EXPENSES
Consulting		$30,581	$129,045
Interest expense	5,8	24,867	14,675
Investor relations and promotion		26,041	28,252
Management and director fees	11	135,000	56,318
Office and miscellaneous	5	11,295	25,058
Professional fees		331,157	154,214
Share-based payments	10,11	15,787	331,548
Transfer agent and filing fees		39,118	6,894
Travel		4,184	13,559

Loss before other items		(618,030)	(759,563)

OTHER ITEMS
Finance income on sublease	5	936	3,071
Foreign exchange gain (loss)		7,085	(7,975)
Gain on sublease	5	1,481	1,481
Unrealized gain (loss) on marketable securities	4	350	(5,000)

Loss and comprehensive loss for the period		$(608,178)	$(767,986)

Basic and diluted loss per common share		$(0.15)	$(0.21)

Weighted average number of common shares outstanding		3,975,666	3,620,185

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian dollars)

(Unaudited – Prepared by Management)

FOR THE THREE MONTH PERIOD ENDED JUNE 30,

	2023	2022

CASH FLOWS FROM OPERATING ACTIVITIES
Loss and comprehensive loss for the period	$(608,178)	$(767,986)
Items not involving cash:
Finance income on sublease	(936)	(2,973)
Interest expense	24,867	3,239
Share-based payments	15,787	331,548
Unrealized loss (gain) on marketable securities	(350)	5,000

Changes in non-cash working capital items:
GST receivable	(18,135)	(61,262)
Accounts receivable	-	(6,166)
Prepaid expenses and deposits	(12,897)	40,504
Accounts payable and accrued liabilities	403,112	(61,165)

Net cash used in operating activities	(196,730)	(519,261)

CASH FLOWS FROM INVESTING ACTIVITIES
Exploration and evaluation acquisition costs	(187,849)	(100,000)
Exploration and evaluation expenditures	(227,861)	(1,395,188)
Exploration and evaluation recoveries	100,000	100,000
Receipt of sublease payments	16,426	16,425

Net cash used in investing activities	(299,284)	(1,378,763)

CASH FLOWS FROM FINANCING ACTIVITIES
Exercise of warrants	-	112,400
Short-term loan received	-	1,160,195
Loan repayment	(16,000)	-
Repayment of lease obligation	(17,907)	(17,907)
Subscriptions received in advance	-	677,557

Net cash provided by (used in) financing activities	(33,907)	1,932,245

Change in cash for the period	(529,921)	34,221

Cash, beginning of the period	574,587	235,455

Cash, end of period	$44,666	$269,676

Cash paid during the period for interest and taxes	$16,000	$8,000

Supplemental disclosures with respect to cash flow (Note 12)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in Canadian dollars)

(Unaudited – Prepared by Management)

	Capital stock
	Shares	Amount	Subscription received in advance	Reserves	Deficit	Total equity

Balance, March 31, 2022	3,608,519	$24,164,441	$-	$2,294,394	$(19,717,089)	$6,741,746

Acquisition of exploration and evaluation assets	10,526	73,684	-	-	-	73,684
Share issued – warrants exercised	16,672	112,400	-	-	-	112,400
Subscription received in advance	-	-	677,557	-		677,557
Shares-based payments	-	-	-	331,548	-	331,548
Loss for the period	-	-	-	-	(767,986)	(767,986)

Balance, June 30, 2022	3,635,717	24,350,525	667,557	2,625,942	(20,485,075)	7,168,949
Acquisition of exploration and evaluation assets	7,069	78,770	-	-	-	78,770
Private placements	97,753	1,661,807	(667,557)	-	-	984,250
Flow-through premium	-	(977,534)	-	-	-	(977,534)
Shares issuance costs	-	(99,624)	-	-	-	(99,624)
Shares issuance costs – agents warrants	-	(22,000)	-	22,000	-	-
Shares issued – options exercised	13,000	156,278	-	(78,528)	-	77,750
Shares issued – warrants exercised	196,078	946,617	-	-	-	946,617
Share issued – PSU redeemed	20,000	355,000	-	(355,000)	-	-
Share-based payments	-	-	-	483,880	-	483,880
Options expired/forfeited	-	-	-	(891,400)	891,400	-
Income for the period	-	-	-	-	1,724,564	1,724,564

Balance, March 31, 2023	3,969,617	26,449,839	-	1,806,894	(17,869,111)	10,387,622
Acquisition of exploration and evaluation assets	23,772	185,600	-	-	-	185,600
Share-based payments	-	-	-	15,787	-	15,787
Loss for the period	-	-	-	-	(608,178)	(608,178)
Balance, June 30, 2023	3,993,389	$26,635,439	$-	$1,822,681	$(18,477,289)	$9,980,831

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
(Unaudited – Prepared by Management)
June 30, 2023

1.	NATURE AND CONTINUANCE OF OPERATIONS

Foremost Lithium Resource & Technology Ltd. (the “Company”) which was incorporated under the laws of the Province of British Columbia, is a public company listed on the Canadian Securities Exchange (the “CSE”) and trades under the symbol FAT. The Company’s head office is located at 2500 – 700 West Georgia Street, Vancouver, BC, V7Y 1K8. The Company’s registered and records office is located at 2500 – 700 West Georgia Street, Vancouver, BC, V7Y 1K8.

On January 4, 2022, the Company changed its name to Foremost Lithium Resource & Technology Ltd.

On February 14, 2022, the Company began trading on the OTCQB Venture Market in the United States under the symbol FRRSF.

On August 22, 2023, the Company began trading on the Nasdaq Capital Market under the symbols "FMST" and "FMSTW".

On July 5, 2023, the Company consolidated its common shares on the basis of fifty (50) pre-consolidation common shares for one (1) post-consolidation common share. All shares, warrants and stock options in these condensed interim consolidated financial statements are on post consolidated basis.

The Company is an exploration company focused on the identification and development of high potential mineral opportunities in stable jurisdictions.

Going concern of operations

These condensed interim consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. As at June 30, 2023, the Company has had significant losses resulting in a deficit at June 30, 2023 of $18,477,289 (March 31, 2023 - $17,869,111). As at June 30, 2023, the Company also had a working capital deficiency of $2,846,633 (March 31, 2023 - $2,117,473). In addition, the Company has not generated revenues from operations. The Company has financed its operations primarily through the issuance of common shares and short-term loans. The Company continues to seek capital through various means including the issuance of equity and/or debt. These material uncertainties cast significant doubt as to the ability of the Company to meet its obligations as they come due, and accordingly, the appropriateness of the use of accounting principles applicable to a going concern. These condensed interim consolidated financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations.

The Company’s business financial condition and results of operations may be further negatively affected by economic and other consequences from Russia’s military action against Ukraine and the sanctions imposed in response to that action in late February 2022. While the Company expects any direct impacts, of the pandemic and the war in the Ukraine, to the business to be limited, the indirect impacts on the economy and on the mining industry and other industries in general could negatively affect the business and may make it more difficult for it to raise equity or debt financing. There can be no assurance that the Company will not be impacted by adverse consequences that may be brought about on its business, results of operations, financial position and cash flows in the future.

In order to continue as a going concern and to meet its corporate objectives, the Company will require additional financing through debt or equity issuances or other available means. Although the Company has been successful in the past in obtaining financing, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms advantageous to the Company.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
(Unaudited – Prepared by Management)
June 30, 2023

2.	BASIS OF PREPARATION

Statement of compliance

These condensed interim consolidated financial statements, including comparatives, have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the IFRS Interpretations Committee (IFRICs). Accordingly, they do not include all of the information required for full annual financial statements by International Financial Reporting Standards (“IFRS”) for complete financial statements for year-end reporting purposes. These condensed interim consolidated financial statements should be read in conjunction with the Company’s audited financial statements for the year ended March 31, 2023, which have been prepared in accordance with IFRS. The condensed interim financial statements are presented in Canadian dollars, which is also the Company’s functional currency.

Basis of measurement

These condensed interim consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified as fair value through profit or loss which are stated at their fair value. In addition, these financial statements have been prepared using the accrual basis of accounting except for cash flow information.

Basis of consolidation

The condensed interim consolidated financial statements include the financial statements of Foremost Lithium Resource & Technology Ltd. and its subsidiaries, Sierra Gold & Silver Ltd. and Sequoia Gold & Silver Ltd.

Name of Subsidiary	Country of Incorporation	Principal Activity	Proportion of Ownership Interest
			June 30, 2023	March 31, 2023
Sierra Gold & Silver Ltd.	USA	Holding Company	100%	100%
Sequoia Gold & Silver Ltd.	Canada	Holding Company	100%	100%

All intercompany balances and transactions have been eliminated.

3.	SIGNIFICANT ACCOUNTING POLICIES

Use of estimates and judgments

The preparation of these condensed interim consolidated financial statements in conformity with IFRS requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting periods. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, revenue and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates.

Significant accounting judgments and critical accounting estimates

Significant accounting judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the condensed interim consolidated financial statements include, but are not limited to, the following:

i)	Assessment of any indicators of impairment of the carrying value of the Company’s exploration and evaluation assets;

ii)	The ability of the Company to continue as a going concern; and

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
(Unaudited – Prepared by Management)
June 30, 2023

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d...)

Significant accounting judgments and critical accounting estimates (cont’d…)

iii)	Contingencies by their nature, will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. The Company is involved in certain claims as described in Note 15, and the likelihood or outcomes of these claims involves the exercise of significant judgement.

Cash and cash equivalents

Cash and cash equivalents are comprised of cash on hand and cash equivalents. Cash equivalents are short-term, highly liquid holdings that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value. The Company does not currently hold any cash equivalents.

Foreign currency translation

The functional currency for the Company and its subsidiaries is the currency of the primary economic environment in which the entity operates. Transactions in foreign currencies are translated to the functional currency of the entity at the exchange rate in existence at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated at the period end date exchange rates.

The functional currency of the parent entity and its subsidiaries is the Canadian dollar, which is also the presentation currency of the condensed interim consolidated financial statements.

Government grants

Government grants are recognized when there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When the grant relates to an expense item, it is recognized as income on a systematic basis over the period the expense costs, for which it is intended to compensate, are expensed. When the grant relates to an asset, the cost of the asset is reduced by the amount of the grant and the grant is recognized as a reduced depreciation expense over the expected useful life of the asset.

Mineral properties – exploration and evaluation assets

Pre-exploration costs

Pre-exploration costs are expensed in the year in which they are incurred.

Exploration and evaluation expenditures

Once the legal right to explore a property has been acquired, all costs related to the acquisition, exploration and evaluation of the property are capitalized. These direct expenditures include such costs as materials used, surveying costs, drilling costs, payments made to contractors, and depreciation on plant and equipment during the exploration phase. Costs not directly attributable to exploration and evaluation activities, including general administrative overhead costs, are expensed in the period in which they occur.

When a project is deemed to no longer have commercially viable prospects to the Company, exploration and evaluation expenditures in respect of that project are deemed to be impaired. As a result, those exploration and evaluation expenditure costs, in excess of estimated recoveries, are written off to profit or loss.

The Company assesses exploration and evaluation assets for impairment when facts and circumstances suggest that the carrying amount of an asset may exceed its recoverable amount.

Once the technical feasibility and commercial viability of extracting the mineral resource has been determined, the property is considered to be a mine under development and is classified as “mines under construction”. Exploration and evaluation assets are tested for impairment before the assets are transferred to development properties.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
(Unaudited – Prepared by Management)
June 30, 2023

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d...)

Exploration and evaluation expenditures (cont’d…)

As the Company currently has no operational income, any incidental revenues earned in connection with exploration activities are applied as a reduction to capitalized exploration costs.

Exploration and evaluation assets are classified as intangible assets.

The Company enters into farm-out arrangements, whereby the Company will transfer part of a mineral interest, as consideration, for an agreement by the transferee to meet certain exploration and evaluation expenditures which would have otherwise been undertaken by the Company. The Company does not record any expenditures made by the farmee on its behalf. Any cash or other consideration received from the agreement is credited against the costs previously capitalized to the mineral interest given up by the Company, with any excess consideration accounted for as a gain on disposal.

The Company accounts for mining tax credits as a reduction to capitalized exploration costs when there is reasonable assurance of receipt.

Provision for environmental rehabilitation

The Company recognizes liabilities for legal or constructive obligations associated with the retirement of exploration and evaluation assets and equipment. The net present value of future rehabilitation costs is capitalized to the related asset along with a corresponding increase in the rehabilitation provision in the period incurred. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value.

The Company’s estimates of reclamation costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to the related assets with a corresponding entry to the rehabilitation provision.

Decommissioning obligations:

The Company’s activities may give rise to dismantling, decommissioning and site disturbance re-mediation activities. A provision is made for the estimated cost of site restoration and capitalized in the relevant asset category.

Decommissioning obligations are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the reporting date. Subsequent to the initial measurement, the obligation is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The increase in the provision due to the passage of time is recognized as finance costs whereas increases due to changes in the estimated future cash flows are capitalized. Actual costs incurred upon settlement of the decommissioning obligations are charged against the provision to the extent the provision was established.

Contingencies

A contingent liability is a possible obligation, and a contingent asset is a possible asset, that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Company. A contingent liability may also be a present obligation that arises from past events that is not recognized because it is not probable that an outflow of economic resources will be required to settle the obligation or the amount of the obligation cannot be measured reliably.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
(Unaudited – Prepared by Management)
June 30, 2023

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d...)

Impairment of non-financial assets

At the end of each reporting period the carrying amounts of the Company’s long-lived assets, including mineral property interests, are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the period. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs. Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Financial instruments

IFRS 9 uses a single approach to determine whether a financial asset is classified and measured at amortized cost or fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments and the contractual cash flows characteristics of the financial asset.

The classification of debt instruments is driven by the business model for managing the financial assets and their contractual cash flow characteristics. Debt instruments are measured at amortized cost if the business model is to hold the instrument for collection of contractual cash flows and those cash flows are solely principal and interest.

If the business model is not to hold the debt instrument, it is classified as fair value through profit or loss (“FVTPL”). Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payments of principal and interest.

The Company classifies its financial assets into one of the categories described below, depending on the purpose for which the asset was acquired. Management determines the classification of its financial assets at initial recognition.

Equity instruments that are held for trading (including all equity derivative instruments) are classified as FVTPL, for other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at fair value through other comprehensive income (“FVTOCI”).

Fair value through profit or loss (“FVTPL”) – Financial assets carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the statement of income (loss) and comprehensive income (loss). Realized and unrealized gains and losses arising from changes in the fair value of the financial asset held at FVTPL are included in the statement of income (loss) and comprehensive income (loss) in the period in which they arise. Derivatives are also categorized as FVTPL unless they are designated as hedges.

Fair value through other comprehensive income (“FVTOCI”) - Investments in equity instruments at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently, they are measured at fair value, with gains and losses arising from changes in fair value recognized in other comprehensive income. There is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
(Unaudited – Prepared by Management)
June 30, 2023

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d...)

Financial instruments (cont’d…)

Financial assets at amortized cost - A financial asset is measured at amortized cost using the effective interest method if the objective of the business model is to hold the financial asset for the collection of contractual cash flows, and the asset's contractual cash flows are comprised solely of payments of principal and interest. They are classified as current assets or non-current assets based on their maturity date and are initially recognized at fair value and subsequently carried at amortized cost less any impairment.

The following table shows the classification and measurement of the Company’s financial instruments under IFRS 9:

Financial assets/liabilities	Classification and measurement
Cash	at amortized cost
Long-term investment	at FVTPL
Net investment in sublease	at amortized cost
Accounts payable and accrued liabilities	at amortized cost
Lease obligation	at amortized cost
Short-term loans payable	at amortized cost
Long-term loans payable	at amortized cost

Financial liabilities other than derivative liabilities are recognized initially at fair value and are subsequently stated at amortized cost. Transaction costs on financial assets and liabilities other than those classified at FVTPL are treated as part of the carrying value of the asset or liability. Transaction costs for assets and liabilities at FVTPL are expensed as incurred.

Impairment of financial assets at amortized cost

The Company recognizes the expected credit losses (“ECL”) model on a forward-looking basis on financial assets that are measured at amortized cost, contract assets and debt instruments carried at FVTOCI.

At each reporting date, the Company measures the ECL for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the ECL for the financial asset at an amount equal to twelve month expected credit losses. The Company applies the simplified method and measures a loss allowance equal to the lifetime expected credit losses for trade receivables.

The Company recognizes in profit and loss, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized. The loss allowance was $Nil as at June 30, 2023.

Derecognition of financial assets and financial liabilities

A financial asset is derecognized when the contractual right to the asset’s cash flows expire; or if the Company transfers the financial asset and substantially all risks and rewards of ownership to another entity.

The Company derecognizes a financial liability when its obligations are discharged, cancelled or expired.

Income taxes

Income tax expense comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity. Current tax expense is the expected tax payable on taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
(Unaudited – Prepared by Management)
June 30, 2023

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d...)

Income taxes (cont’d…)

Deferred tax is recorded using the liability method, providing for temporary differences, between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Temporary differences are not provided for goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affects neither accounting nor taxable loss, or differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the reporting date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method, the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the year. For the period ended June 30, 2023, 221,546 (March 31, 2023 – 26,975) stock options & performance stock options, 26,975 (March 31, 2023 – 18,584) warrants were not included in the calculation of dilutive earnings per share as their inclusion was anti-dilutive.

Basic income (loss) per share is calculated using the weighted average number of common shares outstanding during the year.

Share-based payments

The Company grants stock options to acquire common shares of the Company to directors, officers, employees and consultants. An individual is classified as an employee when the individual is an employee for legal or tax purposes or provides services similar to those performed by an employee.

The fair value of stock options is measured on the date of grant, using the Black-Scholes option pricing model, and is recognized in share-based payment reserve over the vesting period. Consideration paid for the shares along with the fair value recorded in share-based payment reserve on the exercise of stock options is credited to capital stock. When vested options are cancelled, forfeited, or are not exercised by the expiry date, the amount previously recognized in share-based payment reserve is transferred to accumulated losses (deficit). The Company estimates a forfeiture rate and adjusts the corresponding expense each period based on an updated forfeiture estimate.

In situations where equity instruments are issued to non-employees and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at the fair value of the share-based payment. Otherwise, share-based payments are measured at the fair value of goods or services received. Where the terms and conditions of options are modified, the increase in the fair value of the options, measured immediately before and after the modification, is also charged to profit or loss over the remaining vesting period.

For performance share units and stock options with vesting containing a market condition, the grant date fair value is measured using the Monte Carlo model to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

The expense recognized for performance-based stock-based compensation instruments is based on an estimation of the probability of achieving the market condition and the timing of the achieving of the market condition, which is difficult to predict. The fair value is recognized straight line over the life of the performance share units or stock options which vest based on a market condition. Upon achieving a market condition, the awards shall vest and any unvested fair value related to the vested awards will be accelerated and recognized.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
(Unaudited – Prepared by Management)
June 30, 2023

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d...)

Share issue costs

Share issue costs are deferred and charged directly to capital stock on completion of the related financing. If the financing is not completed, share issue costs are charged to operations. Costs directly identifiable with the raising of capital will be charged against the related capital stock.

Valuation of equity units issued in private placements

The Company has adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the more easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component.

The fair value of the common shares issued in the private placements was determined to be the more easily measurable component and were valued at their fair value. The balance, if any, was allocated to the attached warrants. Any fair value attributed to the warrants is recorded as reserves.

Flow-through shares

Canadian Income Tax legislation permits an enterprise to issue securities referred to as flow-through shares, whereby the investor can claim the tax deductions arising from the renunciation of the related resource expenditures. The Company accounts for flow-through shares whereby the premium paid for the flow-through shares in excess of the market value of the shares without flow-through features at the time of issue is credited to other liabilities and included in profit or loss at the same time the qualifying expenditures are made.

Leases

At inception of a contract, the Company assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Leases of right-of-use assets are recognized at the lease commencement date at the present value of the lease payments that are not paid at that date. The lease payments are discounted using the interest rate implicit in the lease, if that rate can be readily determined, and otherwise at the Company’s incremental borrowing rate. At the commencement date, a right-of-use asset is measured at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any decommissioning and restoration costs, less any lease incentives received.

Each lease payment is allocated between repayment of the lease principal and interest. Interest on the lease liability in each period during the lease term is allocated to produce a constant periodic rate of interest on the remaining balance of the lease liability. Except where the costs are included in the carrying amount of another asset, the Company recognizes in profit or loss (a) the interest on a lease liability and (b) variable lease payments not included in the measurement of a lease liability in the period in which the event or condition that triggers those payments occurs. The Company subsequently measures the right-of-use asset at cost less any accumulated depreciation and any accumulated impairment losses; and adjusted for any remeasurement of the lease liability. Right-of-use assets are depreciated over the shorter of the asset’s useful life or the lease term, except where the lease contains a bargain purchase option a right-of-use asset is depreciated over the asset’s useful life.

When the Company enters into a sublease, it determines at lease inception date whether each sublease is a finance lease or an operating lease based on whether the contract transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the sublease is a finance lease: if not then it is an operational lease.

For finance leases, and when the Company acts as intermediate lessor, it recognizes a sublease receivable and derecognizes the right-of-use assets relating to the head lease that it transfers to the sub leases. Right-of-use assets and net investment in sublease receivables relating to the subleases are measured in the same way as the right-of-use assets and lease liabilities for the head lease, using the same discount rate for the actualization of future payments to be received.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
(Unaudited – Prepared by Management)
June 30, 2023

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

New accounting standards issued and effective

Certain new standards, interpretations, and amendments to existing standards have been issued by the IASB or IFRC that are mandatory for accounting years beginning on or after January 1, 2022. New accounting pronouncements that are not applicable or are not consequential to the Company have been excluded in the preparation of these condensed interim consolidated financial statements.

i)	Onerous Contracts - Cost of Fulfilling a Contract (Amendments to IAS 37) - The amendments to IAS 37 specify which costs an entity includes in determining the cost of fulfilling a contract for the purpose of assessing whether the contract is onerous. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract (examples would be direct labour, materials) or an allocation of other costs that relate directly to fulfilling contracts (example would be the allocation of the depreciation charge for property, plant and equipment used in fulfilling the contract).

These amendments are effective for reporting periods beginning on or after January 1, 2022. The adoption of this new accounting standard had no material impact on the Company’s consolidation financial statements for the current year.

A number of new standards, and amendments to standards and interpretations, are not effective and have not been early adopted in preparing these condensed interim consolidated financial statements. The following accounting standards and amendments are effective for reporting periods beginning on or after January 1, 2024:

Classification of Liabilities as Current or Non-current (Amendments to IAS 1) - The amendments to IAS1 provide a more general approach to the classification of liabilities based on the contractual arrangements in place at the reporting date.

The adoption of this new accounting standard is not expected to have a material impact on the Company’s condensed interim consolidated financial statements.

4.	LONG-TERM INVESTMENT

	June 30, 2023			March 31, 2023
	Number of shares	Cost	Fair Value	Number of shares	Cost	Fair Value
Alchemist Mining Inc.	5,000	$4,750	$3,250	5,000	$4,750	$2,900

At March 31, 2020, the Company held 10,000 Alchemist shares with a cost of $9,500. The Company classified the Alchemist shares as an investment at fair value through profit or loss.

During the year ended March 31, 2023, the Company wrote off 5,000 misplaced shares resulting in a loss on long-term investment of $2,900. At June 30, 2023, the Company valued the shares at $3,250 (March 31, 2023 - $2,900) and recorded an unrealized gain of $350 (March 31, 2023 – loss of $2,200) from changes in the fair value.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
(Unaudited – Prepared by Management)
June 30, 2023

5.	LEASES

For the period ending June 30, 2023, interest expense on the lease obligation was $1,020 (2022 - $3,239). The lease term matures on September 30, 2023. The below tables show the continuity of lease obligation and the reconciliation between the undiscounted and discounted balances:

Lease obligation, March 31, 2022	$96,340
Interest expense	9,673
Payments made	(71,627)
Lease obligation, March 31, 2023	34,386
Interest expense	1,020
Payments made	(17,907)
Lease obligation, June 30, 2023	17,499
Current portion	(17,499)
Non-current portion	$-

June 30, 2023
Less than one year	$17,907
Greater than one year	-
Total lease obligation - undiscounted	17,907
Unamortized interest	(408)
Total lease obligation - discounted	$17,499

The weighted average incremental borrowing rate applied to the lease liabilities on April 1, 2019 was 15%.

During the period ended June 30, 2023, the Company recognized a gain on sublease of $1,481 (2022 - $4,295).

For the period ending June 30, 2023, finance income of the net investment in sublease was $936 (2022 - $2,973). The sublease term matures on September 30, 2023. The below tables show the continuity of net investment in sublease and the reconciliation between the undiscounted and discounted balances:

Net investment in sublease, March 31, 2022	$88,360
Finance income	8,879
Payments received	(65,702)
Net investment in sublease, March 31, 2023	31,537
Finance income	936
Payments received	(16,426)
Net investment in sublease, June 30, 2023	16,047
Current portion	(16,047)
Non-current portion	$-

June 30, 2023
Less than one year	$16,425
Greater than one year	-
Total net investment in sublease – undiscounted	16,425
Unamortized finance income	(378)
Total net investment in sublease – discounted	$16,047

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
(Unaudited – Prepared by Management)
June 30, 2023

6.	EXPLORATION AND EVALUATION ASSETS

During the period ended June 30, 2023, the following exploration expenditures were incurred on the exploration and evaluation assets:

	Zoro Property	Grass River Property	Winston Property	Peg North Property	Jean Lake Property	Jol Lithium Property	Lac Simard Property	Total

Acquisition costs
Balance, March 31, 2023	$1,909,407	$43,500	$1,334,548	$200,000	$150,000	$10,454	$-	$3,647,909
Cash	-	-	45,658	100,000	-	638	41,553	187,849
Shares	-	-	-	100,000	-	-	85,600	185,600
Balance, June 30, 2023	1,909,407	43,500	1,380,206	400,000	150,000	11,092	127,153	4,021,358

Exploration costs
Balance, March 31, 2023	4,653,559	596,124	371,909	660,472	2,509,453	38,365	-	8,829,882
Assay	-	-	-	-	2,669	-	-	2,669
Geological, consulting and other	-	-	4,710	5,000	38,616	-	-	48,326
Exploration cost recovery	-	-	-	-	(100,000)	-	-	(100,000)
Balance, June 30, 2023	4,653,559	596,124	376,619	665,472	2,450,738	38,365	-	8,780,877

Total Balance, June 30, 2023	$6,562,966	$639,624	$1,756,825	$1,065,472	$2,600,738	$49,457	$127,153	$12,802,235

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
(Unaudited – Prepared by Management)
June 30, 2023

6.	EXPLORATION AND EVALUATION ASSETS (cont’d…)

During the year ended March 31, 2023, the following exploration expenditures were incurred on the exploration and evaluation assets:

	Zoro Property	Grass River Property	Winston Property	Peg North Property	Jean Lake Property	Jol Lithium Property	Total

Acquisition costs
Balance, March 31, 2022	$1,909,407	$40,500	$1,200,586	$-	$50,000	$-	$3,200,493
Cash	-	3,000	133,962	100,000	50,000	8,000	294,962
Shares	-	-	-	100,000	50,000	2,454	152,454
Balance, March 31, 2023	1,909,407	43,500	1,334,548	200,000	150,000	10,454	3,647,909

Exploration costs
Balance, March 31, 2022	3,402,511	-	244,216	-	343,902	-	3,990,629
Assay	805	-	-	-	496	-	1,301
Drilling	29,084	-	-	-	-	-	29,084
Geological, consulting and other	780,155	412,874	127,693	498,213	1,397,541	38,365	3,254,841
Helicopter	441,004	183,250	-	162,259	1,067,514	-	1,854,027
Exploration cost recovery	-	-	-	-	(300,000)	-	(300,000)
Balance, March 31, 2023	4,653,559	596,124	371,909	660,472	2,509,453	38,365	8,829,882

Total Balance, March 31, 2023	$6,562,966	$639,624	$1,706,457	$860,472	$2,659,453	$48,819	$12,477,791

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
(Unaudited – Prepared by Management)
June 30, 2023

6.	EXPLORATION AND EVALUATION ASSETS (cont’d...)

Zoro Property

Zoro I

The Company has earned a 100% interest in the Zoro I Claim in the Snow Lake area in Manitoba by paying a total of $150,000 in cash and issuing 140,000 common shares (valued at $635,000).

In addition, during the year ended March 31, 2017, the Company issued 20,000 common shares to an arm’s length party at a fair value of $135,000 as a finder’s fee on the Zoro I option agreement.

Zoro North

The Company earned 100% interest of all lithium-bearing pegmatites and lithium related minerals near Snow Lake, Manitoba subject to a 2% net smelter return royalty (“NSR”) by paying a total of $250,000 in cash, issuing $250,000 in shares (52,656 shares issued) and incurring $1,000,000 of exploration expenditures.

The Company can acquire an undivided fifty percent interest in the NSR, being one-half of the NSR or a 1% NSR by making a $1,000,000 cash payment, together with all accrued but unpaid NSR at the time, prior to the commencement of commercial production.

During the option period, the Company will be solely responsible for carrying out and administering exploration, development and mining work on the property and for maintaining the property in good standing.

Green Bay Claims

The Company has earned a 100% interest in all lithium-bearing pegmatites and lithium related minerals in Manitoba by paying $250,000 in cash and issuing $250,000 in shares (54,494 shares issued).

The property is subject to a 2% NSR. The Company can acquire an undivided fifty percent interest in the NSR, being one-half of the NSR or a 1% NSR from Strider Resources Limited (“Strider”) by making a $1,000,000 cash payment to Strider, together with all accrued but unpaid NSR at the time, prior to the commencement of commercial production.

During the option period, the Company is responsible for carrying out and administering exploration, development and mining work on the property and for maintaining the property in good standing.

Grass River Property

During the year ended March 31, 2022, the Company staked claims on the Grass River Property in the Snow Lake area of Manitoba for $40,500. During the year ended March 31, 2023, the Company staked claims on the Grass River Property in the Snow Lake area of Manitoba for $3,000.

Peg North Property

During the year ended March 31, 2023, the Company entered into an option agreement to acquire a 100% interest in the Peg North claims located in the Snow Lake mining district in Manitoba upon completion of the following:

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
(Unaudited – Prepared by Management)
June 30, 2023

6.	EXPLORATION AND EVALUATION ASSETS (cont’d...)

Peg North Property (cont’d...)

a)	Cash payments of $750,000 as follows;

i)	Cash payment of $100,000 on or before June 23, 2022 (paid);
ii)	Cash payment of $100,000 on or before June 9, 2023 (paid);
iii)	Cash payment of $100,000 on or before June 9, 2024;
iv)	Cash payment of $150,000 on or before June 9, 2025;
v)	Cash payment of $150,000 on or before June 9, 2026;
vi)	Cash payment of $150,000 on or before June 9, 2027; and

b)	Issuance of $750,000 in shares of the Company as follows;
i)	Issue $100,000 in common shares on or before June 23, 2022 (issued 10,526 shares);
ii)	Issue $100,000 in common shares on or before June 9, 2023 (issued 13,072 shares);
iii)	Issue $100,000 in common shares on or before June 9, 2024;
iv)	Issue $150,000 in common shares on or before June 9, 2025;
v)	Issue $150,000 in common shares on or before June 9, 2026
vi)	Issue $150,000 in common shares on or before June 9, 2027; and

c)	Incurring exploration expenditures totaling $3,000,000 (incurred $465,264) due on or before June 9, 2027.

The property is subject to a 2% NSR. Pursuant to a second agreement, entered into during the year ended March 31, 2023, the Company can make a one-time $1,500,000 payment to re-purchase 1% of the NSR once the 100% interest has been achieved.

Hidden Lake Property

During the year ended March 31, 2023, the Company sold its 60% interest in the Hidden Lake Project in Yellowknife, NWT for $3,500,000, which was previously written off resulting in a gain on sale of property of $3,500,000.

Winston Property

During the year ended March 31, 2023, the Company amended the terms of the option agreement and acquired a 100% interest in the Winston Property by issuing a US$75,000 promissory note (US$25,000 paid) (Note 8). The promissory note is due on October 15, 2023 and is non interest bearing.

In accordance with the terms and condition of the underlying purchase agreement in order to complete the acquisition of the Ivanhoe/Emporia claims, the Company is required to pay the original owner of the claims the remaining purchase price of US$361,375 (US$42,000 paid). Before the remaining purchase price is paid in full, the Company is subject to a minimum monthly royalty payment based on monthly average silver price which reduces the remaining purchase price once paid. The accrued minimum monthly royalty payments outstanding as of June 30, 2023, totals US$237,125 (March 31, 2023 – US$231,125). The agreement also entitles the owner to a permanent 2% NSR.

Prior to acquiring the 100% interest, during prior fiscal years, the Company had the following option agreements which are now superseded:

During the year ended March 31, 2015, the Company entered into an option agreement with Redline Minerals Inc., Redline Mining Corporation and Southwest Land & Exploration Inc. (collectively, the “Optionors”) to acquire up to an 80% interest in the Winston Property consisting of the Little Granite claims and the Ivanhoe/Emporia claims located in Sierra County, New Mexico, U.S.A.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
(Unaudited – Prepared by Management)
June 30, 2023

6.	EXPLORATION AND EVALUATION ASSETS (cont’d…)

Winston Property (cont’d...)

During the years ended March 31, 2016 and 2017, the Company amended the option agreement with the Optionors to acquire an initial 50% interest upon completion of the following:

a)	Cash payment of non-refundable deposits of $35,000 (paid);
b)	Cash payments of $81,250 (paid);
c)	Cash payment of $13,750 on or before November 15, 2014 (paid);
d)	Share issuance of 6,000 common shares of the Company on January 15, 2015 (issued);
e)	Cash payments of $120,000 as follows;
i)	Cash payment of $40,000 on or before February 28, 2016 (paid);
ii)	Cash payment of $40,000 on or before June 1, 2016 (paid);
iii)	Cash payment of $40,000 on or before June 1, 2017 (see amended terms below);
f)	Issuance of 50,000 common shares (30,000 shares issued) of the Company as follows;
i)	Issue 10,000 common shares on or before October 17, 2014 (issued);
ii)	Issue 10,000 common shares on or before October 17, 2015 (issued);
iii)	Issue 10,000 common shares on or before October 17, 2016; (issued)
iv)	Issue 10,000 common shares on or before October 17, 2017 (superseded, see above);
v)	Issue 10,000 common shares on or before October 17, 2018 (superseded, see above); and
g)	Incurring exploration expenditures totaling $300,000 due on or before October 17, 2017 (superseded, see above).

The agreement was also amended to include a further option to acquire up to an additional 30% (80% in total interest).

In exchange for the amendment of the option agreement, the Company issued 2,000 common shares at a fair value of $3,000 on February 26, 2016.

During the year ended March 31, 2017, the Company made a $25,000 cash payment to the original vendors of the Winston Property.

During the year ended March 31, 2018, the Company’s wholly owned subsidiary offered to acquire a 100% interest to the claims from the Optionors by completing the following:

a)	Cash payment of $35,000 (paid);
b)	Issuance of 50,000 common shares of the Company (issued and valued at $275,000); and
c)	Issuance of a $50,000 non-interest-bearing promissory note which is repayable on August 24, 2017 (issued and repaid).

In accordance with the terms and condition of the underlying purchase agreement in order to complete the acquisition of the Little Granite claims, the Company is required to make the following payments:

a)	Cash payments of US $12,000 on or before July 15, 2017 (paid)
b)	Cash payments of US $6,000 on or before March 31, 2018 (paid);
c)	Cash payments of US $12,000 on or before July 15, 2018 (paid);
d)	Cash payments of US $12,000 on or before July 15, 2019 (paid);
e)	Cash payments of US $12,000 on or before July 15, 2020 (paid);
f)	Cash payment of US $19,000 on or before October 1, 2020 (paid);
g)	Cash payment of US $19,000 on or before October 1, 2021 (paid);
h)	Cash payments of US $380,000 on or before October 1, 2022 (paid US$19,000) (see amended terms above).

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
(Unaudited – Prepared by Management)
June 30, 2023

6.	EXPLORATION AND EVALUATION ASSETS (cont’d...)

Jean Lake Property

On July 30, 2021, the Company entered into an option agreement with Mount Morgan Resources Ltd. to acquire a 100% interest in Jean Lake lithium-gold project located in Manitoba.

The option agreement provides for the Company to earn a 100% interest over four years by cash payments and share issuances to Mount Morgan Resources Ltd. and exploration expenditures as follows:

i)	$25,000 cash (paid) and common shares of the Company having a value of $25,000 (5,000 shares issued) on or before August 1, 2021;
ii)	$50,000 cash (paid), $50,000 in common shares (6,704 shares issued) and $50,000 exploration expenditures (incurred) on or before July 30, 2022;
iii)	$50,000 cash (paid subsequently), $50,000 in common shares and $100,000 (accumulated) exploration expenditures (incurred) by July 30, 2023;
iv)	$50,000 cash, $50,000 in common shares and $150,000 (accumulated) exploration expenditures (incurred) by July 30, 2024;
v)	$75,000 cash, $75,000 in common shares and $200,000 (accumulated) exploration expenditures (incurred) by July 30, 2025.

Once the Company earns the interest, the Company will grant a 2% NSR to Mount Morgan Resources Ltd. The NSR may be reduced to 1% by the Company’s payment of $1,000,000 to the NSR holder.

During the year ended March 31, 2022, the Company entered into an agreement with the Manitoba Government to receive a grant of $300,000 for exploration work on the Jean Lake and Zoro Lithium properties and received $200,000 during the year ended March 31, 2022 and $100,000 during the year ended March 31, 2023.

During the year ended March 31, 2023, the Company entered into an agreement with the Manitoba Government to receive a grant of $300,000 for exploration work on the Jean Lake and Zoro Lithium properties and received $200,000 during the year ended March 31, 2023. The remaining $100,000 was received during the period ended June 30, 2023.

Lac Simard South Property

During the period ended June 30, 2023 , the Company entered into an agreement, and earned a 100% interest in the Lac Simard South property located in Quebec by paying $35,000 (paid) and issuing 10,700 common shares (issued and valued at $85,600). The Company also staked additional mineral claims.

Jol Lithium Property

During the year ended March 31, 2023, the Company entered into an agreement and acquired a 100% interest in the MB3530 claim in the Snow Lake area in Manitoba. To earn the interest, the Company paid $8,000 and issued 364 common shares. The property is subject to a 2% NSR.

7.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payables and accrued liabilities for the Company are broken down as follows:

	Note	June 30, 2023	March 31, 2023
Trade payables		$707,866	$884,741
Advance royalty payable		314,392	313,001
Accrued liabilities		519,648	311,004
Due to related parties	11	306,061	112,975
Total		$1,847,967	$1,621,721

During the year ended March 31, 2023, the Company wrote-off $184,813 of accounts payable resulting in a gain on forgiveness of debt of $184,813.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
(Unaudited – Prepared by Management)
June 30, 2023

8.	SHORT-TERM LOANS PAYABLE

	June 30, 2023	March 31, 2023

Loan payable on demand, unsecured with 10% interest per annum and no fixed term	$5,000	$5,000
Loan payable on May 10, 2024, secured, with 11.35% interest per annum	1,151,845	1,143,998
US $50,000 promissory note (Note 6)	67,717	67,717
	$1,224,562	$1,216,715

During the year ended March 31, 2023, the Company entered into a loan agreement with a related party to borrow $1,145,520, inclusive of a prior advance of $145,520 (“Initial Advance”) included in short-term loans payable owing to a director of the Company. The loan accrues interest at a rate of 11.35% (amended on May 1, 2023 from 8.35%), payable monthly, and matures on May 10, 2024 (amended from May 10, 2023). The loan is secured against all goods of the Company. The Company paid an aggregate of $16,000 (2022 - $8,000) in interest during the period ended June 30, 2023.

During the year ended March 31, 2023, the Company wrote off the loan of $2,500.

9.	LOANS PAYABLE

During the year ended March 31, 2021, the Company received a loan of $40,000 for the Canada Emergency Business Account to provide emergency support to business due to the impact of COVID-19. The loan is non-interest bearing until December 31, 2023, after which it will incur interest at 5% per annum. If the principal of $30,000 is fully repaid on or before December 31, 2023, the remaining $10,000 will be forgiven.

10.	CAPITAL STOCK AND RESERVE

a)	Authorized capital stock:

As at June 30, 2023, the authorized capital stock of the Company was:

i)	Unlimited number of common shares without par value.
ii)	All issued shares are fully paid

b)	Issued capital stock:

During the period ended June 30, 2023, the Company has submitted a registration statement or Form F-1 with the securities and exchange commissions relating to a proposed public offering of its common shares in the United States.

During the period ended June 30, 2023, the Company:

•	issued 10,700 common shares at a value of $85,600 as part of the acquisition payments for the Lac Simard South option agreement (see Note 6).

•	issued 13,072 common shares at a value of $100,000 as part of the acquisition payments for the Peg North option agreement (see Note 6).

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
(Unaudited – Prepared by Management)
June 30, 2023

10.	CAPITAL STOCK AND RESERVES (cont’d…)

b)	Issued capital stock: (cont’d…)

During the year ended March 31, 2023, the Company:

•	issued 13,000 common shares upon exercise of options for gross proceeds of $77,750, resulting in a reallocation of share-based reserves of $78,528 from reserves to share capital.

•	issued 212,750 common shares upon exercise of warrants for gross proceeds of $1,059,017.

•	issued 10,526 common shares at a value of $73,684 as part of the acquisition payments for the Peg North Option Agreement (see Note 6).

•	issued 364 common shares at a value of $2,454 as part of the acquisition payments for the Jol Lithium Option Agreement (see Note 6).

•	closed a non-brokered private placement of 97,753 flow-through common shares at $17.00 per common shares for gross proceeds of $1,661,807. Cash finder’s fees of $99,624 were paid on the financings and the Company issued 5,765 share purchase finders warrants (valued at $22,000). Each finders warrant entitles the holder to purchase one common share at a price of $10.00 for a two-year period. A value of $977,534 was attributed to the flow-through premium liability in connection with the financing. As at March 31, 2023, the Company has fulfilled $1,661,807 of the flow-through exploration commitments.

•	issued 6,705 common shares at a value of $78,770 as part of the acquisition payments for the Jean Lake Option Agreement (see Note 6).

•	issued 20,000 common shares valued at $355,000 pursuant to a PSU redemption to a related party.

c)	Stock options:

The Company follows the policies of the Canadian Securities Exchange under which it is authorized to grant options to executive officers and directors, employees, and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. Under the policies, the exercise price of each option may not be less than the market price of the Company’s stock as calculated on the day before the date of grant. The options can be granted for a maximum term of ten years.

The options shall be subject to such vesting requirements, if any, as may be determined by the Board from time to time provided that options granted to consultants performing “investor relation activities” must vest in stages over 12 months with no more than ¼ of the options granted vesting in any six month period.

During the period ended June 30, 2023, the Company did not grant any stock options.

During the year ended March 31, 2023, the Company:

•	granted 20,000 stock options to a consultant of the Company. The options are exercisable at $12.75 per option for three years with an estimated fair value of $198,300 and vest immediately.

•	granted 8,000 stock options to a consultant of the Company. The options are exercisable at $13.75 per option for three years with an estimated fair value of $83,200 and vest immediately.

•	granted 62,000 stock options to a consultant of the Company. The options are exercisable at $9.00 per option for three years with an estimated fair value of $395,600 and vest immediately.

•	granted 31,000 stock options to a consultant of the Company. The options are exercisable at $9.50 per option for three years with an estimated fair value of $208,600 and vest immediately.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
(Unaudited – Prepared by Management)
June 30, 2023

10.	CAPITAL STOCK AND RESERVES (cont’d…)

c)	Stock options: (cont’d…)

•	had 121,000 stock options that expired or were forfeited, resulting in a reallocation of share-based reserves of $891,400 from reserves to deficit.

Stock option transactions for the period ended June 30, 2023 are summarized as follows:

Expiry Date	Exercise Price	Balance March 31, 2023	Granted	Exercised	Forfeited/ Expired	Balance June 30, 2023	Exercisable

March 1, 2024	$16.50	15,000	-	-	-	15,000	15,000
March 8, 2025	$15.50	4,000	-	-	-	4,000	4,000
September 2, 2025	$12.75	20,000	-	-	-	20,000	20,000
September 6, 2025	$13.75	8,000	-	-	-	8,000	8,000
November 20, 2025	$4.00	6,000	-	-	-	6,000	6,000
December 2, 2025	$9.00	62,000	-	-	-	62,000	62,000
December 13, 2025	$9.50	31,000	-	-	-	31,000	31,000
January 15, 2026	$7.25	35,300	-	-	-	35,300	35,300
November 1, 2026	$7.50	10,000	-	-	-	10,000	10,000
February 16, 2027	$17.50	20,000	-	-	-	20,000	20,000
Total		211,300	-	-	-	211,300	211,300

Weighted average exercise price		$10.81	-	-	-	$10.81	$10.81

Weighted average remaining life (years)						2.32

The fair value of stock options was calculated using the Black-Scholes option pricing model with the following weighted average assumptions:

	For the period ended June 30, 2023	For the year ended March 31, 2023

Fair value per option	-	$6.00
Exercise price	-	$11.00
Expected life (years)	-	3.00
Interest rate	-	3.49%
Annualized volatility (based on historical volatility)	-	118%
Dividend yield	-	0.00%

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
(Unaudited – Prepared by Management)
June 30, 2023

10.	CAPITAL STOCK AND RESERVES (cont’d…)

c)	Stock options: (cont’d…)

Stock option transactions for the year ended March 31, 2023 are summarized as follows:

Expiry Date	Exercise Price	Balance March 31, 2022	Granted	Exercised	Forfeited/ Expired	Balance March 31, 2023	Exercisable

January 4, 2023	$14.25	105,000	-	-	(105,000)	-	-
March 1, 2024	$16.50	15,000	-	-	-	15,000	15,000
March 8, 2025	$15.50	4,000	-	-	-	4,000	4,000
September 2, 2025	$12.75	-	20,000	-	-	20,000	20,000
September 6, 2025	$13.75	-	8,000	-	-	8,000	8,000
November 20, 2025	$4.00	8,000	-	(2,000)	-	6,000	6,000
December 2, 2025	$9.00	-	62,000	-	-	62,000	62,000
December 13, 2025	$9.50	-	31,000	-	-	31,000	31,000
January 15, 2026	$7.25	41,300	-	(6,000)	-	35,300	35,300
October 21, 2026	$5.25	5,000	-	(5,000)	-	-	-
November 1, 2026	$7.50	10,000	-	-	-	10,000	10,000
December 3, 2026	$12.50	6,000	-	-	(6,000)	-	-
January 17, 2027	$20.50	10,000	-	-	(10,000)	-	-
February 16, 2027	$17.50	20,000	-	-	-	20,000	20,000
Total		224,300	121,000	(13,000)	(121,000)	211,300	211,300

Weighted average exercise price		$12.88	$10.06	$5.98	$14.67	$10.81	$10.81

Weighted average remaining life (years)						2.57

d)	Performance Stock Options:

During the year ended March 31, 2022, the Company granted 15,000 performance-based stock options to a consultant of the Company. The options are exercisable at $14.25 per option for two years with an estimated fair value of $126,297 and will vest 100% when the closing share price is $25.00 or higher for three consecutive trading days. For the year ended March 31, 2022, the Company recorded $Nil as share-based compensation as the fair value will be recorded on a straight-line basis over the life of the performance-based stock option as it was issued on March 31, 2022. For the period ended June 30, 2023, the Company recorded $15,787 as share-based compensation.

Expiry Date	Exercise Price	Balance March 31, 2023	Granted	Exercised	Forfeited/ Expired	Balance June 30, 2023	Exercisable
March 31, 2024	$14.25	15,000	-	-	-	15,000	-
Total		15,000	-	-	-	15,000	-

Weighted average exercise price		$14.25	$14.25		-	$14.25	-

Weighted average remaining life (years)						0.75

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
(Unaudited – Prepared by Management)
June 30, 2023

10.	CAPITAL STOCK AND RESERVES (cont’d…)

e)	Performance Share Units: (“PSU”)

Effective January 17, 2022, amended September 7, 2022, the Company’s board of directors adopted a performance-based share unit plan (the “PSU Plan”) which reserved a fixed aggregate of 343,391 common shares (being 10% of the Company’s then issued and outstanding common shares”) for issuance upon the redemption of performance-based share award units (each a “PSU”). Under the terms of the PSU Plan, the Company is required to obtain shareholder approval for the PSU Plan within 3 years after its adoption, and at least every three years thereafter. Any PSUs issued are subject to a four month hold from date of issue.

	Number of PSUs Outstanding	Number of PSUs Vested	Weighted Average Grant Date Fair Value	Share-based payment reserve

Balance at March 31, 2022	250,000	20,000	14.50	531,122
PSUs granted	160,000	-	9.10	-
PSUs vesting through the year	-	-	14.50	547,374
PSUs redeemed	(20,000)	(20,000)	17.75	(355,000)
PSUs forfeited/cancelled	(390,000)	-	10.66	(723,497)

Balance at March 31, 2023 and June 30, 2023	-	-	$-	$-

On January 31, 2022, the Company granted 280,000 PSU’s with a fair value of $4,156,210, to certain directors and officers under the Company’s PSU Plan. Of the 280,000 PSUs granted, 50,000 PSUs vested and became redeemable by the holders, and the remaining 230,000 PSUs were to vest and become redeemable only upon the achievement of certain closing price milestones ranging between $25.00 and $87.50 which will expire on January 31, 2025.

Of the 280,000 PSUs granted, 50,000 PSUs vested during the year ended March 31, 2022 and the remaining unvested PSUs were to be expensed straight line over 3 years. During the year ended March 31, 2022, the Company recognized share-based payment expense of $1,063,622. Of the 50,000 PSUs that vested, 30,000 were converted to common shares during the year-ended March 31, 2022. During the year ended March 31, 2023, the Company recognized share-based payment expense of $363,195 to the date of modification.

During the year ended March 31, 2023, 390,000 unvested PSUs were cancelled. Upon cancellation $723,496 of previously recognized share-based compensation expense was reversed from reserves to stock-based compensation.

During the period ended June 30, 2023, the Company did not grant any Performance Share units.

During the year ended March 31, 2023, the Company:

i)	granted 40,000 PSU’s with a fair value at $387,379, to a director under the Company’s PSU Plan. The PSUs will vest and become redeemable only upon the achievement of certain closing price milestones ranging between $25.00 and $87.50 which were to expire on April 12, 2025. During the year ended March 31, 2023, the Company recognized share-based payment expense of $63,679 to the date of modification.

ii)	modified 140,000 unvested PSU’s from earlier grants. The modified PSUs have a fair value of $1,068,398 and will vest and become redeemable upon the occurrence of certain capital market liquidity events, with the balance vesting on the achievement of certain closing price milestones ranging between $19.50 and $68.00. During the year ended March 31, 2023, the Company recognized $64,884 in share-based compensation expense.

iii)	granted 120,000 PSU’s with a fair value of $1,246,463, to directors under the Company’s PSU Plan. The PSUs will vest and become redeemable upon the occurrence of certain capital market liquidity events, with the balance vesting on the achievement of certain closing price milestones ranging between $19.50 and $68.00. During the year ended March 31, 2023, the Company recognized $55,615 in share-based compensation expense.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
(Unaudited – Prepared by Management)
June 30, 2023

10.	CAPITAL STOCK AND RESERVES (cont’d…)

f)	Unit warrants:

A continuity of the unit warrants granted is as follows:

Expiry Date	Exercise Price	Balance March 31, 2023	Granted	Exercised	Cancelled/ Expired	Balance June 30, 2023

December 2, 2023	$6.50	24,000	-	-	-	24,000
Total		24,000	-	-	-	24,000
Weighted average exercise price		$5.98	-	-	-	$6.50
Weighted average remaining life (years)						0.42

A continuity of the unit warrants granted is as follows for the year ended March 31, 2023:

Expiry Date	Exercise Price	Balance March 31, 2022	Granted	Exercised	Cancelled/ Expired	Balance March 31, 2023

August 28, 2022	$3.75	53,778	-	(53,778)	-	-
August 28, 2022	$5.00	121,600	-	(121,600)	-	-
October 29, 2022	$12.50	36,166	-	(3,572)	(32,594)	-
December 15, 2022	$5.00	22,000	-	(10,000)	(12,000)	-
December 2, 2023	$6.50	47,800	-	(23,800)	-	24,000
Total		281,344	-	(212,750)	(44,594)	24,000
Weighted average exercise price		$5.98	-	$4.98	$10.48	$6.50
Weighted average remaining life (years)						0.67

g)	Agent warrants:

During the period ended June 30, 2023, the Company did not grant any agent warrants.

A continuity of the agent warrants granted is as follows:

Expiry Date	Exercise Price	Balance March 31, 2023	Granted	Exercised	Cancelled/ Expired	Balance June 30, 2023

July 19, 2024	$10.00	5,765	-	-	-	5,765
Total		5,765	-	-	-	5,765

Weighted average exercise price		$10.00	-	-	-	$10.00

Weighted average remaining life (years)						1.05

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
(Unaudited – Prepared by Management)
June 30, 2023

10.	CAPITAL STOCK AND RESERVES (cont’d…)

g)	Agent warrants: (cont’d…)

During the year ended March 31, 2023, the Company issued 5,765 agent warrants in connection with private placement financings. A continuity of the agent warrants granted is as follows:

Expiry Date	Exercise Price	Balance March 31, 2022	Granted	Exercised	Cancelled/ Expired	Balance March 31, 2023

July 19, 2024	$10.00	-	5,765	-	-	5,765
Total		-	5,765	-	-	5,765

Weighted average exercise price		-	$10.00	-	-	$10.00

Weighted average remaining life (years)						1.30

The fair value of agent warrants was calculated using the Black-Scholes option pricing model with the following weighted average assumptions:

	For the period ended June 30, 2023	For the year ended March 31, 2023

Fair value per agents warrant	-	$3.81
Exercise price	-	$10.00
Expected life (years)	-	2.00
Interest rate	-	3.30%
Annualized volatility (based on historical volatility)	-	120%

h)	Reserves:

Reserves comprise of share-based payments, warrant reserves and PSU reserves.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
(Unaudited – Prepared by Management)
June 30, 2023

11.	RELATED PARTY TRANSACTIONS

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company’s Board of Directors and corporate officers and companies controlled by them. The remuneration of directors and other members of key management personnel during the period ended June 30, 2023 was as follows:

For the period ended June 30, 2023 Paid or accrued to:	Management fees	Consulting Fees	Total
Key management personnel:
Current and former directors, officers and companies controlled by them	$105,000	$30,000	$135,000

For the period ended June 30, 2022 Paid or accrued to:	Management fees	Share-based payments	Total
Key management personnel:
Current and former directors, officers and companies controlled by them	$56,318	$272,393	$328,711

Short term related party loan payable (Note 8).

The amounts due to related parties included in accounts payable and accrued liabilities are as follows:

	As at June 30, 2023	As at March 31, 2023
Current and former directors, officers and companies controlled by them	$306,061	$112,975

The amounts due are unsecured, non-interest bearing, and have no specific terms of repayment.

12.	SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

During the period ended June 30, 2023, significant non-cash investing and financing transactions included:

a)	included in accounts payable and accrued liabilities is $928,667 related to exploration and evaluation assets.

b)	issued 23,772 common shares with a fair value of $164,032 for the acquisition of exploration and evaluation assets.

During the period ended June 30, 2022, significant non-cash investing and financing transactions included:

c)	included in accounts payable and accrued liabilities is $914,935 related to exploration and evaluation assets.

d)	issued 526,316 common shares with a fair value of $73,684 for the acquisition of exploration and evaluation assets.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
(Unaudited – Prepared by Management)
June 30, 2023

13.	SEGMENTED INFORMATION

The Company primarily operates in one reportable operating segment, being the acquisition and exploration of exploration and evaluation assets. Geographic information is as follows:

	June 30, 2023	March 31, 2023
Exploration and evaluation assets
Canada	$11,045,410	$10,713,334
United States	1,756,825	1,706,457
	$12,802,235	$12,477,791

14.	FINANCIAL RISK MANAGEMENT

Capital management

The Company’s objective when managing capital is to safeguard the entity’s ability to continue as a going concern. In the management of capital, the Company monitors its adjusted capital which comprises all components of equity (i.e. capital stock, reserves and deficit).

The Company sets the amount of capital in proportion to risk. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue common shares through private placements. The Company is not exposed to any externally imposed capital requirements. The Company’s overall strategy remains unchanged from fiscal year 2022.

Fair value

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets and liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

The fair value of the Company’s long-term investment is calculated using Level 1 inputs.

The carrying value of cash, accounts payable and accrued liabilities, accounts receivable, current portion of net investment in sublease, lease obligation and short-term loans payable approximate their fair value because of the short-term nature of these instruments.

Financial risk factors

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash and net investment in sublease. The Company limits its exposure to credit loss by placing its cash with major Canadian financial institutions and monitors the incoming sublease monthly payments to ensure they are current.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
(Unaudited – Prepared by Management)
June 30, 2023

14.	FINANCIAL RISK MANAGEMENT (cont’d…)

Liquidity risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at June 30, 2023, the Company had a cash balance of $44,666 (March 31, 2023 – $574,587) to settle current liabilities of $3,130,028 (March 31, 2023 – $2,912,822). All of the Company’s financial liabilities except lease obligation and loan payable have contractual maturities of 30 days or are due on demand and are subject to normal trade terms. The Company is exposed to liquidity risk and is dependent on obtaining regular financings in order to continue as a going concern. Despite previous success in acquiring these financings, there is no guarantee of obtaining future financings.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.

a)	Interest rate risk

The Company has cash balances and no variable interest-bearing debt. The Company’s cash does not have significant exposure to interest rate risk.

b)	Foreign currency risk

The Company is exposed to foreign currency risk on fluctuations related to cash, accounts payable and accrued liabilities, and option agreement payments that are denominated in a foreign currency. There is a risk in the exchange rate of the Canadian dollar relative to the US dollar and a significant change in this rate could have an effect on the Company’s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations.

c)	Price risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices of gold and lithium, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

15.	CONTINGENCIES

During the year ended March 31, 2022, the Company filed a claim against certain previous directors of the Company for wrongful transfer of funds in the amount of $157,185 for alleged deferred compensation to these directors. As a result of the claim against the Company, alleging that they are entitled to the compensation that had been garnished, and are also entitled to termination or change of control clauses as per their alleged management agreements. The amounts were garnished and later released as part of the settlement agreement detailed below.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
(Unaudited – Prepared by Management)
June 30, 2023

15.	CONTINGENCIES (cont’d…)

The previous directors have also filed a counter claim against the Company, alleging that they are entitled to the compensation that has been garnished and being held in escrow, and are also entitled to termination or change of control clauses as per their alleged management agreements. The alleged management agreements would entitle each of the two directors to 12 months compensation in lieu of notice to termination without cause or 24 months of compensation if their agreements were terminated and within 6 months of a change of control of the Company, which includes a change in power to elect a majority of the board of directors or otherwise direct the management of the Company through proxies, voting agreements, or otherwise. Per the counter claim, the management agreement containing these clauses had allegedly been executed during the year prior to their dismissal and the change in control.

During the year March 31, 2023, the Company reached an agreement to settle the claim and counterclaim by the release of the funds held in court to the defendants and a nominal payment which has been made.

During the year ended March 31, 2023, the Company received correspondence from legal counsel to a former officer and alleging the former officer was in an employment relationship with the Company and the Company failed to pay him wages and severance, claiming damages from alleged wrongful dismissal, bad faith damages and related claims. The claim also alleged that the Company did not have the legal right to cancel 130,000 outstanding PSU’s. The Company has made an assessment on the validity of the claims and, at this time, the probability and amounts of any potential loss resulting from such claims is not determinable and no amounts have been accrued for any potential liability resulting from this in these consolidated financial statements.

During the year ended March 31, 2023, the Company received correspondence from legal counsel to a former officer of the Company alleging the former officer was in an employment relationship with the Company and the Company failed to pay him wages and severance alleging he has been subject to inappropriate conduct in the course of his alleged employment. The claim also alleged that the Company did not have the legal right to cancel 70,000 outstanding PSU’s. The Company has made an assessment on the validity of the claims and, at this time, the probability and amounts of any potential loss resulting from such claims is not determinable and no amounts have been accrued for any potential liability resulting from this in these condensed interim consolidated financial statements.

The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. The Company assesses our potential liability by analyzing our litigation and regulatory matters using available information. The Company develops our views on estimated losses in consultation with outside counsel handling our defense in these matters, which involves an analysis of potential results, assuming a combination of litigation and settlement strategies. Should developments in any of these matters cause a change in our determination as to an unfavorable outcome and result in the need to recognize a material accrual or should any of these matters result in a final adverse judgment or be settled for significant amounts, they could have a material adverse effect on our results of operations, cash flows and financial position in the period or periods in which such change in determination, judgment or settlement occurs.

16.	SUBSEQUENT EVENT

Subsequent to June 30, 2023, the Company closed its previously announced underwritten public offering in the United States (the “Offering”). The Company sold 800,000 units, each consisting of one common share and one warrant (a "Common Warrant") to purchase one common share (“Common Share Unit”), at a public offering price of USD $5.00 per unit. The warrants within each Common Share Unit have a per share exercise price of USD $6.25 and expire five years from the date of issuance. The aggregate gross proceeds to the Company from the Offering were USD $4,000,000, before deducting underwriting discounts of USD $286,000 and offering expenses.

The common shares and Common Warrants sold in the Offering began trading on the Nasdaq Capital Market under the symbols “FMST” and “FMSTW”, respectively, on August 22, 2023. The Company's common shares will continue to trade on the Canadian Securities Exchange under the symbol "FAT". All securities issued under the Offering will be issued free from any resale restrictions under applicable Canadian and United States securities laws.